SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated April 10, 2007, of Rule 8.1- Scottish Power PLC

                                                                                                       FORM 8.1

          DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES

                  FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS

                 (Rules 8.1(a) and (b)(i) of the Takeover Code)

1.         KEY INFORMATION

Name of person dealing (Note 1)                              See attached schedule

Company dealt in                                             Scottish Power plc

Class of relevant security to which the                      Ordinary Shares of 42p
dealings being disclosed relate (Note 2)

Date of dealing                                              See attached schedule

2.  INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)   Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

                                                          Long                                     Short
                                                Number             (%)                   Number             (%)

(1) Relevant securities                         N/A                N/A                   N/A                N/A

(2) Derivatives (other than options)            N/A                N/A                   N/A                N/A

(3) Options and agreements to purchase/sell     N/A                N/A                   N/A                N/A

Total                                           See attached schedule                    See attached schedule

(b)   Interests and short positions in relevant securities of the company,other than the class dealt in(Note 3)

Class of relevant security:                               Long                                     Short
                                                Number             (%)                   Number             (%)

(1) Relevant securities                         N/A                N/A                   N/A                N/A

(2) Derivatives (other than options)            N/A                N/A                   N/A                N/A

(3) Options and agreements to purchase/sell     N/A                N/A                   N/A                N/A

Total                                           N/A                N/A                   N/A                N/A

(c)   Rights to subscribe (Note 3)

Class of relevant security:                    Details

Ordinary Shares of 42p each                    See attached schedule

3.    DEALINGS (Note 4)

(a)   Purchases and sales

Purchase/sale                          Number of securities                  Price per unit(Note 5)

See attached schedule                  See attached schedule                 See attached schedule

(b)   Derivatives transactions (other than options)

Product name,         Long/short,(Note 6)    Number of securities(Note 7)     Price per unit(Note 5)
e.g. CFD

N/A                   N/A                    N/A                              N/A

(c)    Options transactions in respect of existing securities

(i)    Writing, selling, purchasing or varying

Product name,         Writing, selling,  Number of securities    Exercise      Type, e.g.      Expiry     Option money
e.g. call option      purchasing,        to which the option     price         American,       date       paid/received per
                      varying etc.       relates(Note 7)                       European etc.              unit(Note 5)

N/A                   N/A                N/A                     N/A           N/A             N/A        N/A

(ii)   Exercising

Product name, e.g. call option         Number of securities                  Exercise price per unit(Note 5)

N/A                                    N/A                                   N/A

(d)    Other dealings (including new securities)(Note 4)

Nature of transaction(Note 8)          Details                               Price per unit (if applicable)(Note 5)

N/A                                    N/A                                   N/A

4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

None

Is a Supplemental Form 8 attached?(Note 9)                      NO

Date of disclosure                                              10 April 2007

Contact name                                                    Rhona Gregg

Telephone number                                                0141 566 4733

Name of offeree/offeror with which associated                   Scottish Power plc

Specify category and nature of associate status(Note 10)        Category 3 - person disclosing managerial
                                                                responsibilities i.e. member of the
                                                                Executive Team of Scottish Power plc

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

                                    Schedule

SCOTTISH POWER PLC

NOTIFICATION OF A TRANSACTION OF A PERSON DISCHARGING MANAGERIAL RESPONSIBILITY

Scottish Power plc ("the Company") announces that on 10 April 2007, Mr John Campbell and his wife Mrs Karen Jane Campbell sold 2,000 shares each at GBP8.21 per share. John Campbell's resultant shareholding, including those of his spouse, in the company is less than 1% of the issued share capital of Scottish Power plc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: April 10, 2007	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary